EXHIBIT 11.2
DUKE-WEEKS REALTY CORPORATION
EARNINGS TO DEBT SERVICE CALCULATIONS
(in thousands)

DECEMBER 31,
2000

Consolidated net income available for common shares	$212,958
Gain on land and depreciated property sales	(58,057)
Recurring principal amortization	10,720
Minority interest in earnings of common unitholders	32,071
Interest expense (excludes amortization of deferred financing fees)	130,421
earnings before debt service	328,113

Interest expense (excludes amortization of deferred financing fees)	130,421
Recurring principal amortization	10,720
total debt service	141,141

DEBT SERVICE RATIO	2.32